(d)(2)

Gerdau North America

RSU Award Agreement (Exchange)

Date Granted:  November 19, 2013

<   number      > Restricted Share Units

Granted To: <name>

THIS IS TO CERTIFY THAT, pursuant to the provisions of the Gerdau North America Equity Incentive Plan (the “Plan”), [Gerdau Ameristeel Corporation / Gerdau Macsteel, Inc.] (the “Company”) hereby grants to the person named above (the “Participant”), subject to the terms and conditions of the Plan and the Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Restricted Stock Units, dated October 3, 2013 (as it may be amended from time to time, the “Offer to Exchange”), subject further to the terms and conditions of this Award Agreement, <   number      >  Restricted Share Units (RSUs).

All capitalized terms not otherwise defined in this Agreement shall have the meaning attributed thereto in the Plan.

1.         Grant.  The grant of the Restricted Stock Units hereunder are contingent upon the Participant participating in the stock option and SAR exchange (as defined in the Offer to Exchange), pursuant to which such Restricted Stock Units are granted to the Participant in exchange for the cancellation of all of his or her “eligible securities” (as defined in the Offer to Exchange), and the Company’s acceptance of such eligible securities for exchange, all in accordance with the terms and conditions of the Offer to Exchange. Should the Participant exercise eligible securities prior to the completion date of the offer, the number of RSUs, if any, awarded to the Participant pursuant to the Offer to Exchange will be adjusted to reflect the value of the Participant’s remaining eligible securities.  The grant date of the Restricted Stock Units granted hereunder shall be the completion date of the offer under the terms and conditions of the Offer to Exchange, subject to the Company’s right to delay the completion date or terminate the stock option and SAR exchange in accordance therewith.

2.         Vesting Schedule.  Subject to any acceleration or delay in vesting as provided in the Plan, each Restricted Share Unit will vest in accordance with the following schedule.

Vesting Date	Percentage of Restricted Share Units Vested
December 9, 2013	20%
March 20, 2015	20%
March 20, 2016	20%
March 20, 2017	20%
March 20, 2018	20%

3.         Settlement of Restricted Share Units.  To settle a Restricted Share Unit that has vested, the Company will issue to the Participant one (1) Gerdau S.A. American Depository Share (“ADS”) for each Restricted Share Unit that vests, after selling or deducting the amount required to satisfy withholding tax obligations.

4.         Adjustments.  In accordance with the terms of the Plan, the number and kind of Awards shall be equitably and appropriately adjusted in the event of any change in the number of issued ADSs resulting from a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of shares, or similar change or transaction.

5.         Fractional Shares.    Fractional ADSs may be issued pursuant to an Award granted hereunder.  However, if a Participant becomes entitled to a fractional ADS, in lieu of issuing the fractional ADS, the Company may make a cash payment with respect to such fractional ADS based on Fair Market Value at the relevant time.

6.         Assignment.  Awards may not be assigned or transferred.  No purported assignment or transfer, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Award whatsoever in any assignee or transferee, and immediately upon any assignment or transfer or any attempt to make such assignment or transfer, the Award granted hereunder terminates and is of no further force or effect.

7.         Rights as Stockholder.  The Participant shall have no rights as a stockholder in the Company or any other entity with respect to any Award.

8.         Modification, Extension, and Renewal of Awards.  Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify, extend or renew Awards or accept their surrender by the Participant.

9.         Authority of the Committee.  The Committee shall have full authority to interpret the terms of the Plan and of this Agreement.  The decision of the Committee on any such matter of interpretation or construction shall be final and binding.

10.        No Right to Employment.  This Agreement shall not be deemed to confer upon the Participant any right with respect to continuance of employment by the Company or any other entity, nor shall it be deemed to limit in any way the right of the Company or any other entity to terminate the Participant’s employment at any time.  Upon such termination, a Participant’s rights to Awards will be subject to restrictions and time limits, complete details of which are set out in the Plan.

11.        Participant Bound by the Plan, Etc.  The Participant hereby acknowledges receipt of a copy of the Plan, agrees to be bound by all the terms and provisions of the Plan and this Agreement, and understands that in the event of any conflict between the terms of the Plan and of this Agreement, the terms of the Plan shall control.

12.        Taxes.  The Participant hereby acknowledges that the Awards under this Agreement shall result in taxable income to the Participant and the Participant agrees that the Company may require the remittance of applicable taxes from the employee or may withhold applicable income and employment taxes from any payments otherwise payable to the Participant and remit the withheld taxes to the tax authorities.

13.        Fees Associated with the Plan.  The Participant hereby acknowledges that administrative fees apply to the Award under this Agreement and shall reduce the compensation otherwise payable to the Participant.  The Participant may obtain information on the fees by contacting the third party/broker for the Plan or the employee designated by the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by the appropriate officer.

[GERDAU AMERISTEEL CORPORATION / GERDAU MACSTEEL, INC.]